UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: October 30, 2002

By

Name: Marcos Grodetsky
Title: Director of Investor Relations

TELEMAR BOARD APPROVES ACQUISITION OF PEGASUS

Rio de Janeiro, Brazil – October 30, 2002 – **Tele Norte Leste Participações, S.A. (NYSE: TNE)** announced today that the Boards of Directors of both TNE and Telemar Norte Leste (TMAR) have approved the completion of the acquisition of Pegasus Telecom, S.A., thus taking another step to solidify the company's nationwide presence. Following is the background to this decision and the details of the transaction:

On July 11, 2002, **TNE and TMAR** informed the Market that they had signed ~~consulting~~ advisory agreements with UBS Warburg and Goldman, Sachs & Co., for the purpose of initiating an economic and financial appraisal of PEGASUS TELECOM S.A. ("**Pegasus**") seeking to possibly acquire stock control or increase the ownership interest held in the capital stock of this company. These appraisals have recently been completed and submitted to the managements of **TNE** and **TMAR,** along with the outcome of both accounting and legal due diligence investigations conducted by PriceWaterhouseCoopers Auditores and Barbosa, Müssnich & Aragão Advogados, retained by **TNE** and **TMAR**. The management of **TNE** and **TMAR** have examined the result of these studies and submitted their recommendations to the respective Boards of Directors.

The Boards of Directors of **TNE** and **TMAR**, at meetings that took place on October 30, 2002, recommended the approval and completion of the following transactions: **(i) TMAR will acquire** shares representing 99.999% of the capital stock of **Pegasus**; and **(ii) TNE** will transfer to **TMAR** the interest it currently holds in the capital stock of **Pegasus**, which is equivalent to 24.44%~~.;~~ The disposal of the ownership interest held by **TNE** in **Pegasus** will be made for the same price per share to be paid to the other sellers.

The economic and financial appraisal of **Pegasus** was carried out based on the financial statements as of June 30, 2002. The appraised value, which is the average of the appraisals of the two financial institutions mentioned above, ~~and, before deducting the above financial indebtedness,~~ is R$ 560,950,000, before deducting the financial indebtedness ~~which is the average of the appraisals of the two financial institutions mentioned above~~. On that date, the net Fixed Assets totaled the amount of R$ 474,746,630, and the financial indebtedness was R$ 339,146,296. The acquisition of the **Pegasus** shares by **TMAR**, to be voted on at an Extraordinary General Shareholders' Meeting (AGE) of **TMAR**, will use as reference the following components: **(i)** R$ 221,803,704 (appraisal value less indebtedness), to be adjusted by the difference between the actual value of the financial indebtedness of **Pegasus**, ascertained on the date of execution of the purchase and sale agreement and on June 30, 2002, which is the base date for said value; ~~and~~ **(ii)** the amount of R$ 114,000,000, recommended by TMAR's Board of Executive Officers, which results from the potential synergies and savings that the transaction brings to **TMAR**~~.~~; and **(iii)** the ~~Moreover,~~ **Pegasus** ~~has a~~ tax credit arising from Pegasus' tax losses, the amount of which is estimated at R$ 44,000,000, as of the base date of June 30, 2002. If~~,~~ and to the extent that this tax credit~~, ascertained on the date of consummation of the transaction,~~ is actually used by **TMAR** and/or ~~ **Pegasus** in the~~ir cash future**,** the corresponding amount ~~of the credit~~ will then be ~~added to the price payable to the~~paid to the sellers concurrently with its use**.** ~~The disposal of the ownership interest held by **TNE** in **Pegasus** will be made for the same price per share to be paid to the other sellers.~~

The above items will be considered by all voting shareholders during the Extraordinary General Shareholders Meeting, with the exception of item (iii), for which the controlling shareholders have decided to abstain and leave the issue for the consideration of minority shareholders only.

Pegasus Telecom is a telecommunications company with head offices in the City of São Paulo and is engaged in the provision of specialized limited services, covering broadband data transmission and Internet access services, primarily in the corporate and business markets, with the support of a fiber optic cable network and a wireless system. The company is present in several cities of the mid-southern region of Brazil. **Pegasus** also holds ANATEL licenses to provide specialized network services and specialized circuit services within the Brazilian territory and worldwide. **Pegasus** has several metropolitan rings and a backbone covering the states of Minas Gerais, Goiás, Federal District (Brasília), Rio de Janeiro, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul, which are supplementary to the long-distance network (*backbone)* of **TMAR**. With this acquisition, **TMAR** will have a broad national coverage, and will thus be able to provide better services to its clients in the data transmission area, with greater opportunities for market expansion.

The acquisition of a controlling interest in **Pegasus** by **TMAR** will be submitted for ANATEL's approval in due course. **TMAR** shareholders may obtain further details on the transaction at the following address: Rua Humberto de Campos, nº 425, Rio de Janeiro, RJ. Arrangements for this purpose can be made with Mr. José Carlos (Investor Relations), by tel. (55-21) 3131-1315.

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 **3131 1208**

Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314

Fax: 55 21 3131 1155

THOMSON FINANCIAL CORPORATE GROUP
Rick Huber (richard.huber@tfn.com)

Mariana Crespo (mariana.crespo@tfn.com)

Tel: 1 212 807 5026
 Fax: 1 212 807 5025

Visit our Investor Relations Website: www.telemar.com.br/ir